Filed by Commonwealth
Telephone Enterprises, Inc.
pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 333-138483

The following press release was issued by CTE:

CTE Investor Relations 100 CTE Drive Dallas, PA 18612-9774
INVESTOR NEWS
Contact:	David G. Weselcouch
Senior Vice President – Investor Relations
and Corporate Communications
(570) 631-2807

CTE Shareholders Approve Merger with Citizens Communications

New York, NY – January 25, 2007 – Commonwealth Telephone Enterprises, Inc. (“CTE”) [Nasdaq: CTCO], announced this afternoon that its shareholders have overwhelmingly voted in favor of the proposal to adopt the Agreement and Plan of Merger dated as of September 17, 2006, among CTE, Citizens Communications Company (“Citizens”) [NYSE: CZN] and CF Merger Corp., a wholly-owned subsidiary of Citizens, pursuant to which CF Merger Corp. will merge with and into CTE, with CTE surviving as a wholly-owned subsidiary of Citizens. Approximately 98% of the votes cast at the special meeting of shareholders held today were cast in favor of the transaction.

Upon closing of the taxable transaction, each outstanding CTE common share will receive $31.31 in cash and 0.768 shares of Citizens’ common stock. In total, the consideration has a value of $42.30 per share, based on today’s closing price of Citizens’ common stock of $14.31. However, because the exchange ratio of the stock portion of the merger consideration will not be adjusted, the value of the merger consideration at the time of closing may be different.

Following the closing, Citizens, as the combined company, will be the seventh largest local exchange carrier in the United States, with approximately $2.4 billion in annual revenues, 2.6 million switched access lines in operations across 23 states, 400,000 high-speed Internet subscribers and 6,600 employees.

The transaction is still subject to certain other customary conditions, including the approval of the Federal Communications Commission (“FCC”) and the Pennsylvania Public Utility Commission (“PA PUC”). The respective FCC and PA PUC reviews are ongoing.

About CTE
Headquartered in Dallas, PA, Commonwealth Telephone Enterprises, Inc., serves business and residential customers with a full array of technologically advanced data and voice telecommunications products and services, including broadband data services and high-speed Internet access, delivered over its 100% digitally switched, fiber-rich network.

CTE’s primary operating segments are: Commonwealth Telephone Company (“CT”), a local exchange carrier that has been operating in various rural Pennsylvania markets since 1897; and, CTSI, LLC (“CTSI”), a local exchange carrier operating in competitive markets outside CT’s territory, which formally commenced operations in 1997. CTE deploys broadband DSL technology to offer high-speed Internet access in the CT and CTSI service territories. CTE’s support businesses include epix® Internet Services (www.epix.net), a rural dial-up Internet service provider (“ISP”), and Commonwealth Communications, a provider of telecommunications equipment and facilities management services.

A web site featuring current information regarding Commonwealth Telephone Enterprises, Inc., can be found on the Internet at www.ct-enterprises.com. However, the information on this web site does not form a part of this release.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. CTE and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to CTE’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.

Important Information for Investors and Stockholders
In connection with the proposed merger, on December 19, 2006, CTE filed with the SEC the definitive proxy statement/prospectus, and Citizens filed with the SEC a registration statement on Form S-4, of which the definitive proxy statement/prospectus forms a part. On December 20, 2006, CTE filed with the SEC a revised definitive proxy statement/prospectus, which includes a form of proxy but is otherwise the same as the definitive proxy statement/prospectus filed on December 19, 2006. Investors and stockholders of CTE and Citizens are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about the proposed merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CTE are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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